Exhibit 17.1

LETTER OF RESIGNATION

November 4, 2014

Concho Resources Inc.
One Concho Center
600 West Illinois Avenue
Midland, Texas 79701

Attention: Mr. Timothy A. Leach, Chairman of the Board, Chief Executive Officer and President

Dear Tim:

Please be advised that I hereby resign as a member of the board of directors of Concho Resources Inc., a Delaware corporation, and all committees thereof, effective as of the date hereof.  My resignation is not the result of any disagreement with Concho on any matter relating to Concho’s operations, policies or practices.

I have enjoyed the opportunity to help build Concho to what it is today.  I wish the board and Concho’s other team members the best in their efforts to continue to grow the company in the future.

Sincerely,

s/ A. Wellford Tabor
A. Wellford Tabor